Exhibit 99.1

TECHNICAL REPORT
BLACKWATER GOLD PROJECT
Omineca Mining Division
British Columbia, Canada

Prepared for

New Gold Inc.
3110 – 666 Burrard Street,
Vancouver, BC V6C 2X8

And

Silver Quest Resources Ltd.
Suite 1410, 650 West Georgia Street
Vancouver BC V6B 4N8

March 2, 2011
Readdressed: June 6, 2011

Ronald G. Simpson, P.Geo
GeoSim Services Inc.
1975 Stephens St.
Vancouver, BC, Canada V6K 4M7
Tel:  (604) 803-7470
Email: rgs@uniserve.com

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This technical report uses the terms 'measured resources', 'indicated resources' and 'inferred resources'. Viceroy advises United States investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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TABLE OF CONTENTS

1	EXECUTIVE SUMMARY	6
1.1	Introduction	6
1.2	Geology and Mineralization	6
1.3	Project History	7
1.4	Drill Hole and Assay Database	7
1.5	Metallurgical Testing	7
1.6	Mineral Resources and Mineral Reserves	8
1.7	Conclusions and Recommendations	8
2	INTRODUCTION AND TERMS OF REFERENCE	10
2.1	Introduction	10
2.2	Terms of Reference	10
3	RELIANCE ON OTHER EXPERTS	10
4	PROPERTY DESCRIPTION AND LOCATION	11
4.1	Location	11
4.2	Mineral Rights	11
4.3	Surface Rights	13
4.4	Nature and Extent of Issuer’s Title	14
4.5	Permits & Environmental Liabilities	14
5	Accessibility, Climate, Infrastructure and Physiography	15
5.1	Accessibility	15
5.2	Local Resources Infrastructure	15
5.3	Physiography	15
5.4	Climate	15
6	HISTORY	16
6.1	Historic Drilling	17
7	GEOLOGICAL SETTING	20
7.1	Regional Geology	20
7.2	Local and Property Geology	22
8	DEPOSIT TYPE	26
9	MINERALIZATION	26
10	EXPLORATION	31
10.1	Geophysical Surveys	31
11	DRILLING	32
12	SAMPLING METHOD AND APPROACH	40
13	SAMPLE PREPARATION, ANALYSES AND SECURITY	40
14	DATA VERIFICATION	41
14.1	Historic Drilling	41
14.2	Standards	42
14.3	Duplicate Samples	46
14.4	Blanks	49
14.5	Site Visit	49
14.6	Conclusions	49
15	ADJACENT PROPERTIES	50
16	MINERAL PROCESSING AND METALLURGICAL TESTING	50
17	MINERAL RESOURCE ESTIMATE	51
17.1	Exploratory Data Analysis	51
17.2	Outlier Analysis	53
17.3	Deposit Modeling	54
17.4	Compositing	55

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17.5	Density	56
17.6	Variogram Analysis	56
17.7	Block Model and Grade Estimation Procedures	58
17.8	Mineral Resource Classification	63
17.9	Model Validation	65
17.10	Mineral Resource Summary	68
18	OTHER RELEVANT DATA AND INFORMATION	68
19	INTERPRETATION AND CONCLUSIONS	69
20	RECOMMENDATIONS	70
21	REFERENCES	71
22	DATE AND SIGNATURE PAGE	72

LIST OF TABLES

Table 1-1 Mineral resource summary	8
Table 4-1 Blackwater Mineral Tenure Status	12
Table 6-1 Project work history	16
Table 6-2 Historic drilling summary	17
Table 6-3 Historic drilling - significant intercepts	19
Table 7-1 Drill database lithologic codes	24
Table 11-1 Company 2009-2010 drill hole summary	32
Table 11-2 Significant intercepts 2009 drilling	35
Table 11-3 Significant intercepts 2010 drilling	36
Table 14-1 Certified reference standard values	42
Table 14-2 Field duplicate statistics	46
Table 14-3 Pulp duplicate recheck statistics	47
Table 14-4 Assay results from samples collected during site visit	49
Table 17-1 Sample statistics	52
Table 17-2 Block model lithologic codes	55
Table 17-3 Composite statistics	56
Table 17-4 SG statistics for modeled lithologies	56
Table 17-5 Block model parameters	58
Table 17-6 Grade model search parameters	59
Table 17-7 Global mean grade comparison	66
Table 17-8 Blackwater Gold Project mineral resource summary	68
Table 17-9 Mineral resource breakdown by area	68

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LIST OF FIGURES
Figure 4-1 Location map	11
Figure 4-2 Mineral claim map	12
Figure 7-1 Regional geology	21
Figure 7-2 Property geology	22
Figure 7-3 Drill core photographs of representative lithologies	25
Figure 8-1 Cross section of conceptual model	26
Figure 9-1 Lithogeochemistry plots	29
Figure 9-2 Alteration assemblages	30
Figure 10-1 IP Chargeability - 2010 Quantec survey	31
Figure 10-2 N-S section chargeability data near centre of the mineralized zone	32
Figure 11-1 Drill hole plan	35
Figure 14-1 Sample sequence chart - Standard CDN-GS-3E	43
Figure 14-2 Sample sequence chart - Standard CDN-GS-3F	44
Figure 14-3 Sample sequence chart - Standard CDN-GS-7B	44
Figure 14-4 Sample sequence chart - Standard CDN-GS-3E (Au)	45
Figure 14-5 Sample sequence chart - Standard CDN-GS-3E (Ag)	45
Figure 14-6 Scatterplot of field duplicate results	46
Figure 14-7 T-H plot for field duplicates	47
Figure 14-8 Pulp recheck scatterplots	48
Figure 14-9 T-H plot for pulp duplicates	48
Figure 17-1 Frequency distribution of Au	51
Figure 17-2 Frequency distribution of Ag	52
Figure 17-3 Scatterplot of Au vs Ag sample data	52
Figure 17-4 Cumulative log probability plots for Au and Ag	53
Figure 17-5 Box plots of Au distribution by lithology	54
Figure 17-6 Block lithology on section 5892800N	55
Figure 17-7 Semi-variogram model parameters	56
Figure 17-8 Semi-variogram model for Au	57
Figure 17-9 Semi-variogram model for Ag	58
Figure 17-10 Frequency distribution of Au grades in block model	59
Figure 17-11 Frequency distribution of Ag grades in block model	59
Figure 17-12 Au block grade distribution – Section 5892800N	60
Figure 17-13 Ag block grade distribution – Section 5892800N	60
Figure 17-14 Au block grade distribution – Section 5892850N	61
Figure 17-15 Ag block grade distribution – Section 5892850N	61
Figure 17-16 Au block grade distribution and claim boundaries - plan view	62
Figure 17-17 Perspective view of block model Au grades	62
Figure 17-18 Perspective view of block model Ag grades	63
Figure 17-19 Block classification - Plan view	65
Figure 17-20 Block classification – Section 5892800N	65
Figure 17-21 Swath plot (E-W) at 5892840 North	66
Figure 17-22 Swath plot (N-S) at 375570 East	67
Figure 17-23 Swath plot by elevation at 375300 East	67

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1	EXECUTIVE SUMMARY

This technical report on the Blackwater Gold Project dated March 2, 2011 has been prepared by Geosim Services Inc. (“Geosim”) at the request of Richfield Ventures Corp. (“Richfield”) and was filed by Richfield Ventures on SEDAR (www.sedar.com).  The report was written in compliance with disclosure and reporting requirements set forth in the Canadian Securities Administrators’ National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1. In general, the information in this report is current as of February 8, 2010.  A mineral resource estimate is provided based upon the current geological interpretation and exploration results of the past two years.

Following the completion of a business transaction on June 1, 2011 and pursuant to a Plan of Arrangement (“Arrangement”), New Gold Inc. (“New Gold”) which is based in Vancouver B.C., Canada acquired all of the issued and outstanding common shares of Richfield, and Richfield became a wholly owned subsidiary of New Gold, and ceased trading on the TSX Venture Exchange on June 1, 2011.  New Gold has requested that Geosim readdress this report to New Gold in order to support its own disclosure.  No changes have been made to this report beyond addressing it to New Gold, replacing references to Richfield with “Company” and re-dating it.  For the purposes of this report “Company” means New Gold and its wholly owned subsidiary Richfield, except for information and actions occurring before the Arrangement where references to the Company mean Richfield only.

1.1	Introduction

The Blackwater Gold project is on the northern flanks of Mt. Davidson in the Nechako Plateau approximately 110 km southwest of the town of Vanderhoof.  The Company acquired the property through option agreements with Silver Quest Resources and from private individuals in early 2009.

Mineral claims presently comprising the Blackwater Gold Project are owned by three parties. 52 of 60 claims are owned 100% by the Company.  The total area of the project tenures is 23,670 hectares. The mineral tenures that contain the focus of 2009 drilling are under option agreement from Silver Quest Resources and from private individuals.

1.2	Geology and Mineralization

The property is within a structurally raised block termed the Nechako Uplift that juxtaposes older Jurassic arc related rocks (Hazelton and Bowser Lake groups) with younger Eocene extensional related rocks (Ootsa Lake and Endako groups).  This uplift provides a direct window into the volcanic, volcaniclastic, and sedimentary rocks of the Hazelton and Bowser Lake groups.  These stratified rocks are locally intruded by late Cretaceous felsic plutons such as the Capoose batholith. The widespread Eocene Ootsa Lake and Endako groups overlie these older volcanic and intrusive rocks. The entire package is capped by basalts of the Chilcotin Group.

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1.3	Project History

The Blackwater Project area has been actively explored since the discovery of anomalous concentrations of silver, lead, and zinc in silt samples taken from streams draining the Mt. Davidson area in 1973 by Granges Inc.  Historic work includes soil geochemistry, geophysics (VLF, magnetics and IP), and RC and diamond drilling.

The Company’s Blackwater Gold Project began in 2009 when the company recognized the bulk gold potential on the property. In March 2009 the Company optioned the Davidson and Dave claims from Silver Quest Resources and the Rozek family respectively.

1.4	Drill Hole and Assay Database

The Company’s drill hole and assay database is administered from the Vancouver head office using Maxwell Geoservices products. Drill hole data logged in the field is entered into a LogChief database specifically tailored to the Blackwater Project. LogChief validates this data as it is entered, and the final logs are exported and transferred to the database administrator in Vancouver for import to DataShed, the master database. Additional data validation checks are carried out in DataShed and all logs are checked by the administrator.

Assay certificates received from EcoTech Labs are delivered in a format specified by the Company to allow instant import to Datashed.

The database is hosted on the Company’s server which runs a RAID 5 configuration to protect the database from any drive failures. The database is backed up after every major data upload and also as part of a weekly backup of the Company’s server.  Backups are stored off site to avoid any loss of data due to physical damage of the drives.

1.5	Metallurgical Testing

Preliminary metallurgical testing on samples from the Blackwater Gold Project was carried out on composites from three drill holes drilled in 2009. The work was carried out in early 2010 by the Metallurgical Division of Inspectorate Exploration and Mining Services Ltd. in Richmond BC.

The samples responded well to direct whole ore cyanidation tests with an average of 92% gold recovery across three tests at different conditions on each composite (9 tests in total). Accessory silver was recovered at an average of 47%.

The three composites were also subjected to flotation testing to produce a bulk sulphide concentrate under three different grinding and reagent conditions. The samples also responded well to this test and the best recoveries obtained under one set of test conditions returned an average for the three composites of 94% of the gold and silver reporting to the bulk sulphide concentrate.

The composites were also subjected to direct gravity concentration. The samples responded well with the three composites averaging 51% gold recovered into a gravity concentrate.

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1.6	Mineral Resources and Mineral Reserves

Analytical and lithologic data from 77 core holes (25,263 m) was used to develop the resource model.  Only assays received since 2005 from 68 holes were used for grade interpolation.  Resource estimation was constrained by 3-dimensional solid models developed from geological and analytical data.  Grade estimation was carried out by ordinary kriging using 5 metre downhole drill composites.  Gold grades were capped at 15 g/t and Silver grades at 50 g/t prior to compositing.   The mineral resource was also constrained by an optimized pit shell using a gold price of $1000 per ounce.  Block dimensions were 10 by 10 by 10 metres.   The density values assigned to the main lithologies were based on 5,748 bulk density measurements of drill core.

At a cut-off grade of 0.4 g/t gold, the Blackwater Gold deposit is estimated to contain an indicated mineral resource of 53 million tonnes averaging 1.06 g/t Au and 5.6 g/t Ag.  An additional 75 million tonnes grading 0.96 g/t Au and 4.0 g/t Ag is classified as inferred (Table 1-1).

1.7	Conclusions and Recommendations

Drilling by the Company since August 2009 has outlined a large, low grade gold-silver deposit that extends at least 1040 metres along its longest dimension in an east-west direction and at least 580 metres N-S. The thickness of the presently defined zone ranges up to 350 metres.

Results from preliminary metallurgical testing carried out in 2010 showed that the samples responded well to direct whole ore cyanidation tests with an average of 92% gold and 47% silver recovery.  Preliminary flotation tests suggest that up to 94% gold and silver may report to a bulk sulphide concentrate.  Direct gravity concentration tests gave average recoveries of 51% gold.

Sample preparation, security and analysis meets or exceeds industry standards and is adequate to support a mineral resource estimate as defined under NI 43-101.  QA/QC with respect to the results received to date for the Company’s 2009/2010 exploration programs is acceptable and protocols have been well documented.  The database contains all core data collected on the project to date and has been structured for resource estimation.

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At a cut-off grade of 0.4 g/t gold, the Blackwater Gold deposit is estimated to contain an indicated mineral resource of 53 million tonnes averaging 1.06 g/t Au and 5.6 g/t Ag.  An additional 75 million tonnes grading 0.96 g/t Au and 4.0 g/t Ag is classified as inferred.

Two lower grade Au reference standards should be acquired as the ones presently in use are over twice the average deposit grade.

A preliminary economic assessment should be initiated.  Results of the PEA should be used as a basis for making additional detailed recommendations for:

•	Further metallurgical test work

•	Infill and additional definition drilling

•	Geotechnical drilling

•	Site investigation

•	Infrastructure development

•	Environmental baseline studies

•	Mining method evaluation

•	Processing option tradeoffs and resource characterization

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2  INTRODUCTION AND TERMS OF REFERENCE

2.1	Introduction

Richfield Ventures Corp. (“Richfield”) requested that Geosim Services Inc. (Geosim) provide a Technical Report on the Blackwater Gold Project (the Project), located in the Omineca Mining Division, British Columbia, Canada.

The current work by Geosim entailed the preparation of a Technical Report as defined in NI 43–101 and in compliance with Form 43–101F1 (the “Technical Report”).

This report has been re-addressed to New Gold Inc. in June 2011 following completion of a business transaction by way of a Plan of Arrangement (“Arrangement”) between Richfield and New Gold Inc. (“New Gold”) on June 1, 2011.  Following the Arrangement Richfield has become a wholly-owned subsidiary of New Gold.  No changes have been made to this report beyond addressing it to New Gold, replacing references to Richfield with “Company” and re-dating it.  For the purposes of this report “Company” means New Gold and its wholly owned subsidiary Richfield, except for information and actions occurring before the Arrangement, where references to the Company mean Richfield only.

2.2	Terms of Reference

Geosim is independent of New Gold, and has no beneficial interest in the Blackwater Gold Project.  Fees for this Technical Report are not dependent in whole or in part on any prior or future engagement or understanding resulting from the conclusions of this report.

In preparing this report, the author relied on geological maps, reports and miscellaneous technical data listed in the Section 21 of this report.

The author conducted a site visit to the Blackwater Gold Project on December 13, 2010.  The purpose of the visit was to review the geology and mineralization encountered in the drill holes completed to date.  In addition, drilling, sampling, quality assurance/quality control (QA/QC), sample preparation and analytical protocols and procedures, and database structure were reviewed.

The Effective Date of the Technical Report is March 2, 2010 and readdressed June 6, 2011.

All measurement units used in this report are metric, and currency is expressed in United States dollars unless stated otherwise.

3	RELIANCE ON OTHER EXPERTS

It was not within the scope of this report to independently verify the legal status or ownership of the mineral properties or underlying option agreements and transfers of title. Information related to claim ownership (Sections 4.2, 4.3 & 4.4), permitting and environmental liabilities (Section 4.5) have been provided by the Company. Metallurgical data (Section 16) has been provided by the Metallurgical Division of Inspectorate Exploration and Mining Services Ltd., and the author has no reason to believe this information is misleading or misrepresented.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Blackwater Gold Project lies in central British Columbia approximately 112 km southwest of Vanderhoof and 446 km northeast of Vancouver.  The property is centered at 5893000 N and 375400 E and is located in NTS sheet 93F/02 (Figure 4-1).

Figure 4-1 Location map

4.2	Mineral Rights

Mineral claims comprising the Blackwater Gold Project are owned by three parties. 52 of 60 claims are owned 100% by the Company. Claims 503050, 509273, 509274, and 509275 are under option agreement with Silver Quest Resources and claims 515810, 637203, 637205, and 637206 are under option agreement with private individuals (Figure 4-2).  Present claim status is shown in Table 4-1. The total area of the project tenures is 23,670 hectares.

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Figure 4-2 Mineral claim map

Table 4-1 Blackwater Mineral Tenure Status

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4.3	Surface Rights

No surface rights exist within the project area. The claims are on Crown land, and the area is open to mineral exploration and development. None of the claims are covered by placer mining claims. The claim area is in the competing areas of interest of several First Nations, including the Kluskus, Ulkatcho, Nazko.

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4.4	Nature and Extent of Issuer’s Title

The Company holds 100% interest in 52 of the 60 tenures listed in Table 4-1. To keep these claims in good standing in accordance with the Mineral Tenure Act a minimum value of work or cash-in-lieu is required annually. These values are currently set at $4 per hectare in the first three years of a tenure and $8 per hectare in the fourth and subsequent years. Below are the details concerning the optioned properties and an NSR agreement on one other claim (tenure number 515809).

In March, 2009, the Company acquired an option to earn up to a 75% interest in the Davidson Property from Silver Quest Resources Ltd. ("Silver Quest").  The Company has the option to acquire an initial 60% interest in the Davidson Property by making aggregate cash and share payments totaling $90,000 cash and 350,000 shares and incurring an aggregate $1,000,000 in exploration expenditures within three years of TSX-Venture acceptance of the agreement. After vesting of a 60% interest, the Company has the option to acquire an additional 15% (total 75%) interest in the Davidson Property by making an additional cash payment of $150,000, issuing 400,000 shares and incurring an additional $500,000 in exploration expenditures on the property in the fourth year.

In May, 2009, the Company acquired an option to earn a 100% interest in the Dave Property (tenure number 515809) from Jane Roderick, Rebekah Antkow, David Rozek, Benjamin Rozek, and John Blackwell, by making aggregate cash and share payments totaling $185,000 cash and 800,000 shares and incurring an aggregate $625,000 in exploration expenditures within four years of TSX-Venture acceptance of the agreement. The Optionors retain a 2.5% NSR royalty, of which the Company may purchase 1% for one million dollars. The Company has met the requirements stated in this option agreement and have taken 100% ownership as of November 29th 2010.

In October, 2009, the Company acquired an option to earn a 100% interest in the Jarrit Property (tenure number 515810) from Jane Roderick, Rebekah Antkow, David Rozek, and Benjamin Rozek by making aggregate cash and share payments totaling $180,000 cash and 120,000 shares and incurring an aggregate $400,000 in exploration expenditures within three years of TSX-Venture acceptance of the agreement. The Optionors retain a 2% NSR royalty), of which the Company may purchase 1% for one million two hundred thousand dollars.

In January, 2011, the Company acquired an option to earn a 100% interest in 3 tenures (637203, 637205, and 637206) from Jane Roderick, Rebekah Antkow, David Rozek, and Benjamin Rozek, by making cash payments totaling $75,000 cash and incurring an aggregate $600,000 in exploration expenditures within two years of TSX-Venture acceptance of the agreement. The Optionors retain a 3% NSR royalty, of which the Company may purchase 2% for one million dollars.

4.5	Permits & Environmental Liabilities

The claims are on Crown land, and the area is open to mineral exploration and development. None of the claims are covered by placer mining claims. The claim area is in area of interest of several First Nations, namely the Kluskus, Ulkatcho, Nazko.

The project area is being actively logged to remove trees killed by the mountain-pine-beetle infestation and logging roads are extensive and in heavy use.

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To perform the exploration work that will cause a physical disturbance, the Company must first file, and receive approval of, a Notice of Work and Reclamation as required by Section 10 of the Mines Act of the Province of British Columbia. The Company currently holds MX-13-177 which expires 31-12-2012.

5	Accessibility, Climate, Infrastructure and Physiography

5.1	Accessibility

The Blackwater Gold Project is readily accessible by vehicle from the Kluskus-Ootsa forest service road originating south of Vanderhoof.  At kilometre 146.5 along this road an 18 km mine road built in 1986 by Granges Inc. and improved by the Company provides direct easterly access to the property and camp location.  Driving time from Vanderhoof to the property is roughly 3 hours and vehicles should be radio equipped.

Additional road construction and continuation of the mine road from camp in 1991 provides further access to the PEM grid and additional historic drill setups.  Helicopter access is from bases in Vanderhoof, Quesnel, or Prince George.

5.2	Local Resources Infrastructure

The area is very sparsely inhabited; three ranches are found in a 20 km radius. Services are available in Vanderhoof, a two and a half hour drive away. Prince George is the regional hub with air service from major centres.

5.3	Physiography

The Blackwater Gold Project is within the Nechako Plateau, the northernmost region of the Interior Plateau physiographic province.  The area is characterized by rolling north to northwest trending hills cut by small to medium sized drainages.  The Blackwater Gold Project is located on the northern flank of Mt. Davidson with its peak at 1860 m.  Elevations on the property range from 1490 to 1820; most current work is focused between 1520 and 1620 meters.  An extensive veneer of glacial debris covers the project area and bedrock exposures are rare and are generally restricted to higher elevations. On the ridge of Mt. Davidson outcrop is spotty although there is plenty of broken rock.

Vegetation in the project area is balsam fir and white spruce with lodgepole pine.   At higher elevations vegetation is less dense and dominated by subalpine fir and whitebark pine.  Tree line is about 1600meters.

5.4	Climate

Climate is characterized by brief warm summers and long cold winters.  The area receives on average 33 cm of precipitation yearly and temperatures range from a minimum of -40°C in winter to a maximum of 32°C in summer.   Snowfall can attain 2 meters at higher elevations.   The exploration period is between mid-June and late October.  Year round diamond drilling is possible given a suitable supply of water and a winterized camp.

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6  HISTORY

The property was discovered in 1973 during a regional silt geochemical survey which located anomalous zinc and other metals in stream sediment east and north of the property. Between 1973 and 1985 a range of ground and airborne surveys were conducted to locate and delimit mineralization. The nature and volume of the work is detailed in Table 6-1. Drilling began in 1985 and was concentrated between 1986 and 1994 with a total of 6300 metres completed during this period. A further 1332.6 metres of drilling was completed in the winter of 2005-06. The focus of the work during this period was on high grade vein targets which, at the time, were the only known gold targets in the Nechako Plateau

The Company’s Blackwater Gold Project began in 2009 when the company recognized the bulk gold potential on the property. In March 2009 the Company optioned the Davidson and Dave claims from Silver Quest Resources and the Rozek family respectively.

Table 6-1 Project work history

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6.1	Historic Drilling

During 1985 eight holes were drilled for a total 507.02 metres by Granges Inc. The helicopter supported winkie drill had difficulty with the ground conditions and some holes did not reach target depths. Drilling focused on northern parts of the property. Results of this early drilling including drill logs, assays and core have not been located.

During the 1986 season 34 percussion drill holes were completed for a total 1,524 metres. As with data for the earlier drilling, and despite thorough search, the drill logs and assays could not be located.

During 1987 some 22 diamond drill holes (2617.13 m) were completed on the Gold and Silver Zones. Drill logs and assay data were filed for assessment and drill core is stored on the property. The core was relogged and the data were reviewed by the Company.

In 1992, 788.5 metres were drilled in five holes focused mainly southwest of the Gold Zone and on the Dave claim. Logs and assays were filed for assessment and core is stored on the property.  This core was also relogged by the Company.

Five holes were drilled in 1994 for a total 761.68 metres. The data was filed for assessment and the core stored. The data have been reviewed and the core relogged by the Company.

Silver Quest Resources drilled five holes in 2005 for a total 938.65 metres and another two holes in early 2006 for 393.97 metres. The holes were widely dispersed. The later drilling focused on the Quest Zone (holes DAV 05-02, DAV 06-06 and DAV 06-07). Cumulative drilling to the end of 2006 was 5,810.79 metres in 44 holes.

Location of historic drilling is listed in Table 6 2.  Significant intercepts are shown in Table 6-2 Significant intercepts are shown in Table 6-3.

Table 6-2 Historic drilling summary

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7	GEOLOGICAL SETTING

7.1	Regional Geology

The Blackwater Gold project is underlain by rocks of the Stikine Terrane within an uplifted block termed the Nechako uplift. The Nechako Plateau is an area of moderate relief between the Skeena Arch, and the Stikine and Cache Creek terrane contact

The southern Nechako Plateau near the Blackwater property is underlain by Late Triassic to Middle Jurassic island and continental arc assemblages and epicontinental sedimentary strata (Diakow et al. 1997).  Near the Blackwater Gold Project, the volcaniclastic Hazelton Group represents the Stikine Terrane (Diakow and Levson 1997).  The Hazelton Group has a lower unit of felsic tuffs and sediments, named the Entiako Formation and an upper unit of felsic to mafic volcanic flows and volcaniclastic and sedimentary rocks, termed the Naglico Formation (Diakow and Levson 1997).  Rocks of the Stikine Terrane in the southern Nechako Plateau are overlain by post-accretion Upper Jurassic volcaniclastic, sedimentary and mafic to felsic volcanic rocks of the Bower Lake Group (Diakow and Levson 1997).  The Hazelton and Bowser Lake groups in the area are collectively intruded by Late Cretaceous granitic to granodioritic plutons (e.g., Capoose batholith) exposed within the Nechako uplift.

Rocks of the Hazelton and Bowser Lake groups are overlain by Upper Cretaceous and Paleocene continental volcanic arc intermediate volcanic rocks and related sedimentary rocks of the Kasalka Group (Diakow et al. 1997).  The Kasalka Group is a rock unit which occurs locally south of Natalkuz fault. Widespread Eocene volcanic arc related extensional felsic volcanic rocks and minor sedimentary rocks of the Ootsa Lake Group overlie the older rocks and are themselves overlain on higher ridges by basalt and andesite of the Eocene Endako Group (Diakow et al. 1997).

The Bowser Lake Group is poorly exposed in the southern Nechako Plateau, except within Nechako uplift.  Nechako uplift is a structurally raised block bounded by the Natalkuz fault to the north and the Blackwater fault to the south (Diakow and Webster, 1994). Both faults juxtapose older rocks of the Stikine Terrane (e.g., Hazelton and Bowser Lake groups) with younger Cretaceous and Eocene rocks of the Ootsa Lake and Endako groups. This uplift provides a direct window through younger cover into older rocks (Diakow et al. 1997).The regional geologic setting is illustrated in Figure 7-1.

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Figure 7-1 Regional geology

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7.2	Local and Property Geology

Quaternary glacial overburden, colluvial and fluvial deposits mask the majority of bedrock within the project area. Outcrop on the Blackwater property is sparse and limited to the peak and ridges of Mt. Davidson. Property geology is based on historic and 2009/2010 drill core interpretations. Figure 7-2 presents a sketch map of the project geology.  Interpreted geology is overlain on the regional geology as mapped by Diakow and Levson. The coloured area represents the gold gram*metre interpretation of mineralization as known on Feb 5, 2011.

Figure 7-2 Property geology

The Blackwater Gold Project is underlain by intercalated volcanic and volcaniclastic felsic to intermediate lapilli and ash tuff, volcanic breccia, and andesitic flows.  These strata form a local wedge of laterally discontinuous strata. The Blackwater wedge is thought to dip generally northwest and is of limited aerial extent.  On the west the Blackwater wedge is faulted against younger massive felsic volcanic rocks of the Ootsa Lake Group. The fault is a north trending, presumed steep dipping structure. A similar relationship exists on the north side where Blackwater host rocks are also juxtaposed next to Ootsa Lake Group strata across an east-northeast trending fault. Although displacement across the faults is not known, the relative age of rocks across the two faults implies that the Blackwater block is a horst or high standing remnant west and north of which the Ootsa Lake Group has been dropped.

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East and south of the Blackwater block the relationship to the country rocks is unknown but presumed stratigraphic. Likely the Blackwater strata are underlain by Bowser Lake Group beds as at Capoose Lake.

The Blackwater wedge includes felsic to intermediate volcaniclastic rocks that comprise two suites, massive grey and white lapilli tuff and massive dacite-andesite lapilli tuff.  The “black and white” lapilli tuff is characterized by subrounded dark grey dacitic-andesitic clasts and near-white rhyolite and siliceous clasts.  Clasts range to 20 cm, but are generally one to five cm across. The volcanic clasts are extremely fine grained massive and presumed to be felsic to intermediate composition based on colour and limited chemical data from historic work. The tuff is mostly matrix supported and layering is absent. The tuff matrix is very fine grained devitrified ash or recrystallized glass. Tuff fragments are welded to the groundmass and the rocks break across fragments, not around them. Dark reddish-brown anhedral equant, garnet crystal fragments up to a cm in diamter are seen as an accessory in the tuff and locally make up a percent or two of the rock. XRF data on the garnets indicates they are Mn-rich spessartine.

The dacite-andesite tuff is massive and characterized by its dark grey angular dacite-andesite lapilli in a dark grey very fine grained matrix of similar composition. Lapilli are up to 15 cm across, angular and not rounded; the rock is mainly clast supported. The dacite-andesite tuff fragments locally have oval quartz filled amygdules to 5 mm across and rarely pale grey to white subhedral short stubby plagioclase lath ghosts to 5 mm long. The dacite-andesite tuff grades to dacite-andesite without fragments. This rock unit may be subvolcanic or subaerial but lacks evidence of surface reworking.

Strata within the Blackwater wedge are laterally discontinuous over short distances. In sections it is impossible to trace units between drill holes even where holes are only 50 metres apart. A general stratigraphic sequence for the Blackwater wedge remains elusive; the dacite-andesite is generally below the lapilli tuff and felsic volcanic rocks.

Blackwater rocks are pervasively hydrofractured and silicified. Rocks are broken into small (2 mm to 10 cm) highly angular fragments. The fragments are “welded” together by very fine grained light to medium grey chalcedonic silica which fills the space between fragments. Examples of repeated hydrofracturing and silicification are common implying that this was a protracted process. The space generated by hydrofracturing varies widely even over distances of a few centimetres. Thus in one place the angular fragments almost fit together with only narrow cracks arating them. Centimetres away similar angular fragments have wider zones of siliceous cement between them. The amount of silica introduced through hydrofracturing and silicification may amount to 25% or more of the total volume of volcanic rocks. Hydrofracturing was driven by fluid overpressure of late magmatic and/or post magmatic fluid related to the volcanism. Silica between the fragments is thought to derive from the same fluid and to have been deposited as a result of sudden sharp fluid pressure decrease as a result of and immediately following hydrofracturing.

Although intensely hydrofractured, the Blackwater wedge lacks recognized large scale faults or shear zones. Instead, extensive zones of broken rocks are seen in the mineralized zone. Rocks are broken into angular pieces a centimeter or more across and tightly packed but not cemented. Space between fragments may be occupied by a few tiny terminated clear quartz crystals but generally it is empty. The zones grade laterally into unbroken rock and are generally not bounded by planar surfaces. Fragment strain ratios are 1:1 and planar surfaces such as joints, slickensides or fabric are lacking. Evidence for displacement across

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these broken sections is generally lacking and they appear to be simply broken zones. The shape of broken zones is highly irregular. The volume of broken rocks may amount to 15% of the volume of the Blackwater wedge. Broken zones are interpreted as late stage hydrofactured zones when little silica remained in the fluid to cement fragments and/or when the system was close enough to surface to allow fluid escape.

The minimum age of Blackwater volcanic rocks is inferred from a concordant U-Pb zircon age of 67 Ma from a felsic dyke sampled from historic drill hole 92-35 (Friedman et al. 2001) and from two K-Ar ages of 70.2 and 68.1 Ma on related rocks.  These authors interpret that the ages represent the age of felsic magmatism and, more importantly, the age of precious metal mineralization. This age falls within the mineralization age bracket of 74-66 Ma for the Capoose prospect.  This age is suspect because it is unclear from current evidence what was sampled to obtain these results. However, if this age does define the age of mineralization the Blackwater and the Capoose properties likely represent mineralization associated with the waning stages of Bulkley suite magmatism (Friedman et al. 2001); volcanism and mineralization can be correlated with the Kasalka Group.

On the peak and ridges of Mt. Davidson are outcrops of massive felsic lapilli tuff assigned to the Ootsa Lake Group. This rock is generally darker grey than rocks drilled on the property, clasts are larger and plagioclase porphyry dominates. This unit is also characterized by fresh, black stubby euhedral doubly terminated quartz crystals up to a mm across which commonly make up a few percent of the rock.

At lower elevations near the Kluskus Road, bedded tuffs and sediments of the Jurassic Naglico Formation are observed.

The lithologic codes used in the Blackwater drill database are presented in Table 7-1. Figure 7-3 shows representative rock photographs of Blackwater core specimens.

Table 7-1 Drill database lithologic codes

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Figure 7-3 Drill core photographs of representative lithologies

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8	DEPOSIT TYPE

What is known of the Blackwater deposit is exclusively from drilling. Host rocks are not exposed but are thought to occupy a roughly 5 square kilometer area east of a north trending fault which juxtaposes younger Ootsa Lake Group strata and south of a similar fault north of which the same relationship is hypothesized.

Blackwater has the characteristics of, and is considered to be, a low sulphidation epithermal gold-silver deposit. Mineralization occurs in stratigraphically chaotic volcanic rocks of Late Cretaceous age emplaced through and on Hazelton Group strata. The rocks are extensively hydrofractured and silicified and shot through with fine grained pyrite and other sulphide minerals. Gold is mainly associated with the sulphide minerals as gold grains between 5 and 50 microns across.

Figure 8-1 illustrates the hypothesized relationship of the mineralized volcanic rocks to surrounding strata.

Figure 8-1 Cross section of conceptual model

9	MINERALIZATION

A total of 21 polished thin sections were prepared from samples taken from 2009 drill core and were submitted to Vancouver Petrographics Ltd.  The sections were described and interpreted by Dr. John Payne by reflected and transmitted light petrographic methods.  Sample selection was based primarily on gaining a representative suite containing; 1) the dominant lithologies and alteration assemblages described and used in core logging and, 2) all the different styles of sulphide mineralization observed with different gold grades. The purpose of this study was to understand the nature of the host volcanic and volcaniclastic

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sequence and the nature of gold and base metal mineralization.  This study was ultimately intended to assist with lithologic correlation between drill holes.

A second petrographic study of 21 drill core samples from 2010 drilling was carried out by Vancouver Petrographics Ltd who report as follows:

“The samples submitted can be subdivided into five different suites. The first suite of samples are volcaniclastic lithologies and the nomenclature used in this report follows the suggestions reported in McPhie et. al. (1993). The components of the deposits are generally poorly sorted, polymict lithic fragments with a grain-size ranging from mudstone to breccia. Only sample 20 showed evidence of volcanic derived lithic fragments, such as microstructural evidence of the compaction of the lithic fragments under high temperature conditions and possibly devitrified spherulites. In the same sample, the coexistence of rounded and angular fragments indicates syn-eruptive re-sedimentation of primary deposits.

The second group of samples show a more intense alteration and they are possibly the altered equivalent of the volcaniclastic lithologies described above. Alteration products include clay, quartz and white mica, albite, chlorite and tourmaline

The third group of samples show flow microstructures and a possibly rhyo-dacitic composition.

The fourth group are porphyritic andesites with differing alteration products. One sample is altered by a biotite-white mica-quartz-pyrrhotite-chalcopyrite-sphalerite assemblage and another sample is altered by a weak to subtle clay alteration.”

Material from BW 59 was tested by Inspectorate Labs Metallurgical Division and reported by Karla Clayton. She reports that:

“The principle (sic) minerals observed in the BW-59 Drill Hole Composite were non-opaque phases (90.02% average by optical analysis), which X-ray diffraction analysis indicates consist primarily of quartz (39.1% average), micas (27.9% average), orthoclase (17.0% average), clays (8.3% average), and minor calcium sulfates (1.8% average) and carbonates (0.5% average). The divergence in agreement between optical and XRD analysis is due mainly to the inability of XRD to detect amorphous limonite and subsequent overstating of the remnant phases; XRD analysis reflects only those components that are crystalline. Pyrite (3.96% average), iron oxides (limonite, hematite, magnetite and goethite, 3.88% average) and pyrrhotite (1.14% average) were the principle opaque phases. Ore minerals included sphalerite (0.77% average), chalcopyrite (0.23% average), cubanite (0.03% average), and traces of tetrahedrite, chalcocite and dioptase. Chalcopyrite and cubanite were occasionally tightly intergrown. Sphalerite rarely alters to bianchite. Principle other minerals included tetrahedrite, chalcocite, dioptase, rutile and ilmenite (traces of each), with a few particles of graphite observed. Dioptase and bianchite are only partially observable by reflected light microscopy, and a transmitted light study would better quantify their presence.”

Twenty-one samples were submitted to Eco Tech labs in 2009 for whole rock lithogeochemical analyses.  The aim of this study was to constrain the geochemical fingerprint of the host volcanic rocks by providing insight into the tectonic affinity,

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geochemical classification, and petrological evolution.  Sample selection was primarily based on gaining a representative suite of volcanic rock types observed during the 2009 drill program.  Below is a brief summary of an internal report that details the results of the lithogeochemistry study.

Owing to the intensity of silica and clay alteration only immobile trace elements (e.g., Ti, Y, Nb, Th, Zr etc) are used for volcanic rock classification and geochemical modeling.  For example, the classic TAS diagram plots Blackwater rocks as andesite, dacites, and rhyolites because of increasing SiO2 concentrations.  On the basis of lithologic observation we know that SiO2 is largely secondary therefore discriminating on the basis of SiO2 is highly suspect. Blackwater volcanic rocks are geochemically classified as andesites on the basis of a revised Zz/TiO2 vs. Nb/Y plot (Figure 9-1) using only immobile elements. The trend observed in the TAS diagram is likely a result of silica alteration.  On a chondrite normalized REE (rare earth element) spider diagram (Figure 9-1) a pronounced negative Eu anomaly is observed in most samples and indicates that feldspar was conserved during melting and resides in the source.  This has implications for the mineralogy of the source and therefore the potential of a feldspar porphyritic source is plausible.  Also, the fractionated pattern observed in the plot (e.g., depletion of heavy REEs to light REEs) is indicative of garnet residing is the source as heavy REEs preferentially reside in garnet during partial melting.  Garnet is commonly observed as clasts in Blackwater volcaniclastic rocks and based on geochemistry it is likely that they originated from the source.  The commonly used tectonic discrimination diagrams for felsic volcanic rocks (e.g. Figure 9-1; Rb vs. Y+Nb diagram) plot Blackwater rocks as volcanic arc related.  These diagrams have little use for distinguishing volcanic rocks in this area as all volcanic rocks of Jurassic to Eocene age have an arc affinity (Diakow et al. 1997).  Furthermore, there has been little geochemistry published in literature on volcanic rocks in the Nechako Plateau therefore distinguishing between Jurassic and Cretacous/Eocene volcanism on the basis of this limited geochemistry is not presently attempted.

In a plot of Au vs. SiO2 (Figure 9-1) it is observed that rocks with the highest SiO2 content are not necessarily correlated with higher gold content.  The samples that yielded the highest gold assays are mostly confined to SiO2 concentrations of 63.5-66%.  This indicates that gold precipitation is likely associated with hydrothermal alteration but not necessarily restricted to the most intense phase of alteration.  This implies that the primary target at Blackwater is also proximal to the siliceous pipes where the intensity of silica alteration is somewhat weaker.

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Figure 9-1 Lithogeochemistry plots

Alteration assemblages at Blackwater indicate neutral pH fluid at mesothermal temperatures as illustrated in Figure 9-2. Sampling for this work was done by Andre Panteleyev in 2009 and the PIMA work was done by Kim Heberlein. The diagram is after Corbett and Leach (1997)

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Figure 9-2 Alteration assemblages

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10	EXPLORATION

The Blackwater Gold Project was discovered in 1973. Since then a wealth of data has been collected on the property by the various operators. These data are publicly available where filed for assessment. For example, complete soil geochemical data were collected over the property. Ground total magnetic field data were also collected. A pole-dipole IP survey was carried out as part of the pre Company work. These data have been digitized, synthesized and reinterpreted and are used to help guide the current work on the property.

10.1	Geophysical Surveys

During 2010 the Company contracted Quantec Geoscience Ltd of Toronto to conduct a 17.5 line kilometer deep focus IP survey on five 3.5 km long north-south lines spaced 400 m apart. Results of the survey have been reported and interpreted in terms of drill data. Excellent correspondence is seen between chargeability and known mineralization and the IP data helps guide the drilling.

Figure 10-1 is a view looking northwest across the IP survey area showing chargeability variation across the project.  Figure 10-2 is a plot of the chargeability data through the centre of the mineralized zone.  The high near-surface zone between 2500 and 3500N coincides with the gold mineralization.

Figure 10-1 IP Chargeability - 2010 Quantec survey

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Figure 10-2  N-S section chargeability data near centre of the mineralized zone

11	DRILLING

The Company began drilling at Blackwater in August 2009 and during that year drilled 18 holes for a total 3,368.58 metres. During 2010 the Company drilled a further 58 holes for a total 21,585.56 metres as detailed in the Table 11-1. Following completion of work requirement for the option agreements on the Davidson, Dave and Jarrit claims the 2010 drilling focused on the Dave and Jarrit claims.  The drill hole layout is illustrated in Figure 11-1.

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Figure 11-1 Drill hole plan

The tables below list the significant intervals intercepted during the 2009/2010 drill programs based on a cut-off grade of 0.3 g/t Au.  The minimum width reported is 10m and up to 5m internal dilution was accepted.  The mineralized zone is irregular and not tabular in shape and true thickness cannot be determined and was not used as a factor in the resource model.

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12	SAMPLING METHOD AND APPROACH

Drill core is transported from drill to camp by all-terrain vehicle.  Core is logged in a specially built core handling facility. Logging includes geotechnical, magnetic susceptibility, specific gravity and portable XRF chemistry measurements at regular intervals. Lithology is logged and the core prepared for systematic sampling of one metre intervals. Core sawing and sampling are the last steps in core handling.

Logged data is inserted into LogChief in tables designed specifically for this project.  Logging was carried out by Chris Leslie, Riyan Abraham, Nimmi Dhada, Scott McBride and Todd Wikjord.  Chemical composition was measured directly on core using a portable XRF (X-ray fluorescence) analyser (Niton Xl3t) at 25cm intervals.  This work was performed by Brian Kornichuk, Geoff Ranson, Jonathan Lodge, and Aaron McMillan.  Magnetic susceptibility and conductivity were measured at 10 cm increments along the core with a handheld conductivity and magnetic susceptibility meter (GDD MPP-EM2S+Probe).  This data was stored internally and was downloaded to an excel spread sheet. Brian Kornichuk, Geoff Ranson, Jonathan Lodge, and Aaron McMillan performed this task.

Recovery and RQD (Rock Quality Designation) were measured and recorded in LogChief.  An RQD measurement is the cumulative length of core pieces longer than 10cm in a run divided by the total length of that run.  Recovery and RQD measurements were performed by geotechnical staff including, Brian Kornichuk, Geoff Ranson, Jonathan Lodge, and Aaron McMillan.  Core recovery for the 2009/2010 drilling averaged 88% and the median core recovery was 95%.  Poor core recovery often occurs in the crumbled chloritic and crumbled siliceous units.  Together, these lithologies account for about 7% of the total drill meterage and it is not believed that this materially impacts the accuracy and reliability of the results.

13	SAMPLE PREPARATION, ANALYSES AND SECURITY

Sampling for analysis is done systematically on one meter sample composites. Intervals are measured and marked on the core boxes where sample tags are stapled at the beginning of each interval.  Core is sawed in half lengthwise using a diamond saw. Half the core is placed in standard heavy poly sample bags with the pre-printed sample tag in a zip log baggy; the whole is then closed with zip ties. The remaining half core is kept for reference in the core box stored on site at the Company’s camp.  Core sawing and sampling were performed by Company employees Devin Grinder, Tom Morrison and Kerry Bunnah.

A standard sample, a blank sample, or a duplicate sample is inserted into the sample stream every tenth sample. The certified reference standards used were purchased from supplied by CDN Resource Laboratories Ltd., an independent laboratory in Langley, BC. The standards were selected to match the precious metal content range and material type at Blackwater as closely as possible at the start of the exploration program.  However, the certified gold grades of the standards used in the 2010 program were significantly higher than the average grade of around 1 g/t and this should be corrected in future programs.

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For shipment to the lab, four samples are placed in rice bags with sample ID numbers on each bag and sealed with numbered banker’s security tags.  Between preparation and shipment, a period up to four days, the rice bags with samples are stored at site in a secure area behind the core cutting area.

Samples are transported to Prince George by truck. The driver waits with the samples in the truck until pick up for shipment by ACE Courier.  Samples including the blanks, standards and duplicates, are shipped by bonded courier to Eco Tech Stewart Group Laboratories (“Eco Tech”) in Kamloops, BC.

Eco Tech was used as the primary analytical laboratory and has an ISO 9001:2008 certification.  Acme Analytical Laboratories Ltd., an ISO 9001 registered facility located in Vancouver, BC is used as a secondary laboratory and every thirtieth reject is routinely sent to Acme for rechecks.

In the lab standard sample preparation procedures were used. A multi element (28 elements) package with aqua-regia digest (nitric and hydrochloric acids) ICPOES finish coupled with a 30g fire assay with an AA finish was used for multi element and gold analyses respectively.  Overlimit ICP analyses of Ag, Cu, Pb, and Zn were performed on analyses that returned grades of Ag >30g/t, and Cu, Zn, Pb >1%.

The Company’s drill hole and assay database is administered from the Vancouver head office using Maxwell Geoservices products. Drill hole data logged in the field is entered into a LogChief database specifically tailored to the Blackwater Project. LogChief validates this data as it is entered, and the final logs are exported and transferred to the database administrator in Vancouver for import to DataShed, the master database. Additional data validation checks are carried out in DataShed and all logs are checked by the administrator.

Assay certificates received from Eco Tech Labs are delivered in a format specified by the Company to allow instant import to Datashed.

The database is hosted on the Company’s server which runs a RAID 5 configuration to protect the database from any drive failures. The database is backed up after every major data upload and also as part of a weekly backup of the Company’s server.  Backups are stored off site to avoid any loss of data due to physical damage of the drives.

It is the author’s opinion that sample preparation, security and analysis meets or exceeds industry standards and is adequate to support a mineral resource estimate as defined under NI 43-101.

14	DATA VERIFICATION

14.1	Historic Drilling

No records exist regarding QA/QC practices prior to 2005.  The 2005 assessment report by Silver Quest states the following:

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Routine duplicate samples were inserted into the sample stream about every 20 samples. Blank samples were inserted into the sample stream about every 40 samples.

A microdiorite sill rock unit was used for the blank samples in the sampling program. This blank rock was collected from diamond drill holes that intersected the sill during historical diamond drilling on Southern Rio's 3Ts property, located about 20 km southwest of the Davidson property. Laboratory results show that the ten blank samples contain from zero to 30 ppb gold and zero to 0.3 ppm silver, therefore no contamination within the laboratory is indicated by the blank sample results.

Duplicate samples were obtained by quartering the drill core sample from the selected interval (splitting one half of the core into two quarters). The two quarter-core samples were then submitted to the assay laboratory as a duplicate pair. Nineteen duplicate pairs were analyzed.

In addition, nineteen sample pulps from Eco Tech Laboratory were shipped to Acme Analytical Laboratories Ltd. for check analyses.

No assessment report was filed in 2006 but it is believed that the same protocol was used for the two core holes completed during that season.

14.2	Standards

As noted above standards are inserted systematically into the sample stream. Every tenth sample is a standard, a blank or a duplicate.

The standards used during the 2009 and 2019 drill programs were used to monitor laboratory performance.  The certified values and “Between Laboratory” two standard deviation limits are shown in Table 14-1.

Table 14-1 Certified reference standard values

Upon receipt of the assay data the standards are carefully examined and compared with accepted values. For standards a result within two standard deviations from the mean of the certified standard were deemed to pass. No unacceptable standard verification results were found in 2010 and one was found in 2009. Five instances were found where a blank was inserted into the sample stream instead of a standard. Five cases of misclassified standards being inserted were also noted.

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The average standard grades from Eco Tech compared closely with the certified grades except for CDN-GS-3E where the average grade of 78 samples was almost 10% higher (3.26 vs 2.97 g/t).  Examination of the CRM certificate revealed one of the round robin tests returned similar levels so the certified value may not be completely reliable.  When performance limits were adjusted for the bias the results were deemed acceptable with one failure (Figure 14-1). Use of this standard was discontinued at the end of 2009.

Sample sequence charts from the 2010 drill program are illustrated in Figure 14-2 to Figure 14-5.

Figure 14-1 Sample sequence chart - Standard CDN-GS-3E

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Figure 14-2 Sample sequence chart - Standard CDN-GS-3F

Figure 14-3 Sample sequence chart - Standard CDN-GS-7B

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Figure 14-4 Sample sequence chart - Standard CDN-GS-3E (Au)

Figure 14-5 Sample sequence chart - Standard CDN-GS-3E (Ag)

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14.3	Duplicate Samples

Assay results for duplicates were compared to those for the original sample and statistical plots were prepared for comparison.  A total of 789 field duplicate results were examined; 27% of which were duplicate half core with the remainder quarter core duplicates.  Two of the samples were suspected of being misclassified and excluded from statistical analysis.  No significant sample bias was evident in the statistics (Table 14-2) or scatterplot (Figure 14-6)

Table 14-2 Field duplicate statistics

Figure 14-6 Scatterplot of field duplicate results

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The Thompson-Howarth plot for Au in the field duplicates is shown in Figure 14-7.  The precision values for the core duplicates measure the cumulative error in the sampling, preparation and analytical processes. At the 95% confidence level and at 0.5 g/t Au, the precision values indicate about a ± 10% error.  This is considered low for gold deposits which can often have greater than a ± 20% cumulative error.

Figure 14-7 T-H plot for field duplicates

For a check on the primary assays by another laboratory every thirtieth reject is sent to Acme Labs of Vancouver, BC for check assay by staff at the Eco Tech Stewart Group Laboratories. Assay data are sent by Acme to the Company as pdf and xls files.  Results up to hole BW 90 have been received to date totaling 397 samples.  The statistical comparison (Table 14-3and scatterplots (Figure 14-8) indicate that ACME has a very minor high bias which is not considered significant.

Table 14-3 Pulp duplicate recheck statistics

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Figure 14-8 Pulp recheck scatterplots

The Thompson-Howarth plot for Au in the field duplicates is shown in Figure 14-9.  The precision values for the core duplicates measure the cumulative error in the sampling, preparation and analytical processes. At the 95% confidence level and at 0.5 g/t Au, the precision values indicate about a ± 9% error.

Figure 14-9 T-H plot for pulp duplicates

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14.4	Blanks

Blanks used in this project and inserted into the sample stream derive from outcrop of a barren granodiorite exposed about 10 km north of the mineralized zone. Before use as blanks 13 samples of this material were analyzed at was analyzed at Eco Tech Stewart Group Laboratories.

Upon receipt of the assay data the blanks are carefully examined and compared with accepted values. Assay results for blanks were uniformly below or at detection limit for gold. For other elements the blanks show good consistency giving confidence that the same material was being used in each instance.

14.5	Site Visit

The author visited the site on December 13, 2010.  The purpose of the visit was to review the geology and mineralization encountered in the drill holes completed to date.  In addition, drilling, sampling, quality assurance/quality control (QA/QC), sample preparation and analytical protocols and procedures, and database structure were reviewed.

Four samples of drill core were collected and submitted for assay.  Results were consistent with those from the intervals in which they resided (Table 14-4).

Six drill hole collar locations were also verified by GPS readings.

Table 14-4  Assay results from samples collected during site visit

14.6	Conclusions

QA/QC with respect to the results received to date for the Company’s 2009/2010 exploration programs is acceptable and protocols have been well documented.  A lower level of QA/QC exists for the seven drill holes completed between 2005 and 2006 but it is believed to be sufficient to support a resource estimate.  Data from holes drilled between 1981 and 1994 have no documented QA/QC information and they are not deemed acceptable for use in resource grade estimation.

The author recommends acquiring some lower grade Au standards as the ones presently in use are over twice the average grade of the deposit.  Two standards of approximately 0.4 and 1 g/t gold levels would be appropriate.

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15  ADJACENT PROPERTIES

Not applicable

16  MINERAL PROCESSING AND METALLURGICAL TESTING

Preliminary metallurgical testing on samples from the Blackwater Gold Project was carried out on composites from three drill holes drilled in 2009. The work was carried out in early 2010 by the Metallurgical Division of Inspectorate Exploration and Mining Services Ltd. in Richmond BC.

The composite samples are of drill core from BW 43, BW 46 and BW 59. Samples are of selected sections from the three drill holes and represent different rock and alteration types; the samples are of drill core sawed in half lengthwise.

The samples responded well to direct whole ore cyanidation tests with an average of 92% gold recovery across three tests at different conditions on each composite (9 tests in total). Accessory silver was recovered at an average of 47%.

The three composites were also subjected to flotation testing to produce a bulk sulphide concentrate under three different grinding and reagent conditions. The samples also responded well to this test and the best recoveries obtained under one set of test conditions returned an average for the three composites of 94% of the gold and silver reporting to the bulk sulphide concentrate.

The composites were also subjected to direct gravity concentration. The samples responded well with the three composites averaging 51% gold recovered into a gravity concentrate.

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17	MINERAL RESOURCE ESTIMATE

17.1	Exploratory Data Analysis

The sample database for the Blackwater project contains results from 113 core holes drilled between 1987 and 2010.  Seventy-four of these have been drilled since the start of 2009. Four core holes drilled between 1981 and 2006 were not sampled or records have been lost.  No analytical data was available for 33 RC holes completed in 1981 and their precise locations are uncertain.  Due to lack of QAQC and survey information, holes drilled prior to 2005 were not used for statistical analysis or grade estimation.

Cumulative frequency distribution for the Au and Ag samples within a 0.3 g/t gradeshell domain is illustrated in Figure 17-1 and Figure 17-2.  Sample populations are highly skewed approaching log normal distribution with no significant bimodality evident.

Au and Ag show a weak positive correlation (correlation coefficient = 0.3) and a linear regression yields a very low R2 value of 0.03 (Figure 17-3).

Basic statistics are shown in Table 17-1.

Figure 17-1 Frequency distribution of Au

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Figure 17-2 Frequency distribution of Ag

Figure 17-3 Scatterplot of Au vs Ag sample data

Table 17-1 Sample statistics

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17.2	Outlier Analysis

Before compositing, grade distribution in the raw sample data was examined to determine if grade capping or special treatment of high outliers was warranted. Cumulative log probability plots were examined for outlier populations and decile analyses was performed for Au within the zone domains. As a general rule, the cutting of high grades is warranted if:

•	the last decile (upper 10% of samples) contains more than 40% of the metal; or

•	the last decile contains more than 2.3 times the metal of the previous decile; or

•	the last centile (upper 1%) contains more than 10% of the metal; or

•	the last centile contains more than 1.75 times the next highest centile.

For the Blackwater zone domain the last decile for Au contains 59% of the metal content and 25% is contained in the top centile. After reviewing the probability distribution it was decided to cap grades near the 99th percentile level at 15 g/t.  This cap grade affects 84 samples.

For Ag the last decile contained 53% of the metal and the upper centile contained 19%.  A cap grade of 50 g/t was selected which approximates the 99th percentile level. A total of 99 samples assayed above this threshold for Ag.

CPP plots and cap grade levels are illustrated in Figure 17-4.

Figure 17-4 Cumulative log probability plots for Au and Ag

Analysis of statistics for the various lithologies reveals that all rock types can contain significant levels of Au (Figure 17-5).  Examination of contact profiles throughout the mineralized zones showed that lithologies were not principal controls of mineralization and that the use of hard boundaries for grade estimation were not justified.

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Figure 17-5 Box plots of Au distribution by lithology

17.3	Deposit Modeling

Due to the irregular and chaotic nature of the lithologic contacts it was not possible to create valid wireframe solids based on sectional or level plan interpretations.  Alternative methods considered were nearest neighbour interpolations and indicator kriging to assign lithologic codes to the block model and to generate a gradeshell domain to constrain grade estimation.

Core drilling has defined a continuous zone of +0.3 g/t Au mineralization that extends at least 1040 metres along its longest dimension in an east-west direction and at least 580 metres N-S. The thickness of the zone ranges up to 350 metres. This zone was modeled as an isosurface using Leapfrog3D© software at a level of 0.3 g/t Au. The Au data was composited to 5m intervals and put through a log transform and modeled using ordinary kriging with a maximum search distance of 100 metres. A moderate anisotropy of 1.5:1 was imposed parallel to the main trend of the zone (plunging 0° towards an azimuth of 100°).  The resulting solid was imported to Gemcom Surpac© software and clipped to the bedrock surface.  Isolated solids based on intercepts from single drill holes were eliminated.  An indicator kriging run was also carried in Surpac out using a 0.3 g/t Au threshold as a comparison and blocks with a 50% probability of containing grades above this level were compared with the solid model.  The general geometry of the solid model correlated reasonably well with the 50% level of the indicator kriged model.

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Lithologic shapes were generated using indicator kriging with intercepts of the modeled lithology being assigned a value of 1 and all others a value of 0.  The 0.5 level was then used as a threshold for generating the solid models.  Several lithic tuff lithologies that had similar characteristics and densities were combined for block assignments as listed in Table 17-2.  The block lithologic code assignments are illustrated in Table 17-2 and the block model lithologic coding is shown in cross section in Figure 17-6.

Table 17-2  Block model lithologic codes

Figure 17-6 Block lithology on section 5892800N

An bedrock surface was modeled by creating profiles based on drill hole intercepts and generating a digital elevation model.

17.4	Compositing

Fixed length downhole composites of Au and Ag were generated using 5 metre intervals within the zone domain.  Samples were capped prior to compositing at levels of 15 g/t for Au and 50 g/t for Ag.  Statistics for composites are summarized Table 17-3.  The combination of

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capping and compositing reduce the coefficient of variation for Au from 3.26 in the raw sample data to 1.29.

Table 17-3 Composite statistics

17.5	Density

A total of 5748 specific gravity measurements were made on drill core from the 2009 and 2010 field programs.  Statistics for the major lithologies are listed in Table 17-4.  The average SG grades for each modeled lithology were assigned to the corresponding blocks in the resource model.

Table 17-4 SG statistics for modeled lithologies

17.6	Variogram Analysis

Directional pairwise relative semi-variograms for Au and Ag were modeled using composites falling within the domain constraint in order to determine kriging parameters, search parameters and anisotropy.

Figure 17-7 Semi-variogram model parameters

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Figure 17-8 Semi-variogram model for Au

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Figure 17-9 Semi-variogram model for Ag

17.7	Block Model and Grade Estimation Procedures

A block model was created in Gemcom-Surpac Vision© software using a block size 10 x 10 x 10 m.  Block model extents are summarized in Table 17-5.

Table 17-5 Block model parameters

The model blocks were first coded by the partial percent within the zone domain and below topography.  Lithologic codes and SG values were then assigned as described in Sections 17.3 and 17.5.

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Au and Ag grades within the zone domain were estimated in three passes using both the ordinary kriging method and inverse distance to the third power (ID3).  Search parameters are outlined in Table 17-6.  The frequency distributions of block grades are shown in Figure 17-10 and Figure 17-11. Block model grade distribution is illustrated in Figure 17-12 to Figure 17-18.

Table 17-6 Grade model search parameters

Figure 17-10 Frequency distribution of Au grades in block model

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17.8	Mineral Resource Classification

Resource classifications used in this study conform to the following definition from National Instrument 43-101:

Mineral Resource

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

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An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

In order to meet the requirements of NI43-101 with respect to reasonable prospects of economic extraction, by open pit mining methods, a 45°wall slope Lerchs Grossman pit was generated to constrain the resource within the block model.  Metal prices assumed were $1000/ounce for gold with recovery of 92%. Combined processing, G & A, and ore mining costs were assumed to be $12.79/tonne.  Base waste mining costs were assumed to be $2.00/tonne.

Consideration was given to classifying blocks estimated in the1st kriging pass as ‘measured’.  However only about 1% of the blocks estimated in the first 2 passes qualified and this was deemed too small a figure to report at this stage.

Blocks were classified as indicated if they were estimate in the 1st or 2nd kriging pass and were within a boundary limit surrounding the area of recent grid drilling.  Blocks within this boundary were also classified as indicated if they were estimated in the 3rd pass but had a composite within 40 m of the block centroid (half the maximum variogram range).  All other estimated blocks were classified as inferred.  Block classification is illustrated in Figure 17-19 and Figure 17-20.

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Figure 17-19 Block classification - Plan view

Figure 17-20  Block classification – Section 5892800N

17.9	Model Validation

Model verification was initially carried out by visual comparison of blocks and sample grades in plan and section views. The estimated block grades showed reasonable correlation with adjacent composite grades.

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Block grades were also estimated using ID3 and nearest neighbour methods. A comparison of global mean values within the gradeshell domain shows a reasonably close relationship with samples, composites and block model values (Table 17-7).

Table 17-7 Global mean grade comparison

Swath plots were generated to assess the model for global bias by comparing Kriged, ID3 and nearest neighbour estimates on panels through the deposit. Results show a reasonable comparison between the methods, particularly in the main portions of the deposit indicated by the bar charts (Figure 17-21 to Figure 17-23).

Figure 17-21 Swath plot (E-W) at 5892840 North

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Figure 17-22 Swath plot (N-S) at 375570 East

Figure 17-23 Swath plot by elevation at 375300 East

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17.10	Mineral Resource Summary

The following tables present the mineral resource estimate for the Blackwater Gold Project at a range of cut-off grades with the base case in bold face.  The selected base case cut-off grade of 0.4 g/t gold is considered consistent with other mineral deposits of similar characteristics, scale and location.  The effective date of the estimate is March 2, 2011.

18	OTHER RELEVANT DATA AND INFORMATION.

There are no other data known to Geosim that are relevant to this Technical Report: therefore there are no relevant data or information presented in this section.  Furthermore, there are no known factors or issues that materially affect the estimate of mineral resources.

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19	INTERPRETATION AND CONCLUSIONS

Blackwater has the characteristics of, and is considered to be, a low sulphidation epithermal gold-silver deposit. Mineralization occurs in stratigraphically chaotic volcanic rocks of Late Cretaceous age emplaced through and on Hazelton Group strata. The rocks are extensively hydrofractured and silicified and shot through with fine grained pyrite and other sulphide minerals. Gold is hosted mostly associated with the sulphide minerals as gold grains between 5 and 50 microns across.

Drilling by the Company since August 2009 has outlined a large, low grade gold-silver deposit that extends at least 1040 metres along its longest dimension in an east-west direction and at least 580 metres N-S. The thickness of the presently defined zone ranges up to 350 metres.

Results from preliminary metallurgical testing carried out in 2010 showed that the samples responded well to direct whole ore cyanidation tests with an average of 92% gold and 47% silver recovery.  Preliminary flotation tests suggest that up to 94% gold and silver may report to a bulk sulphide concentrate.  Direct gravity concentration tests gave average recoveries of 51% gold.

Sample preparation, security and analysis meets or exceeds industry standards and is adequate to support a mineral resource estimate as defined under NI 43-101.  QA/QC with respect to the results received to date for the Company’s 2009/2010 exploration programs is acceptable and protocols have been well documented.  The database contains all core data collected on the project to date and has been structured for resource estimation.

At a cut-off grade of 0.4 g/t gold, the Blackwater Gold deposit is estimated to contain an indicated mineral resource of 53.5 million tonnes averaging 1.064 g/t Au and 5.6 g/t Ag.  An additional 74.85 million tonnes grading 0.97 g/t Au and 4.1 g/t Ag is classified as inferred.

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20	RECOMMENDATIONS

Two lower grade Au certified reference standards should be acquired as the ones presently in use are over twice the average deposit grade.

A preliminary economic assessment should be initiated.  Results of the PEA should be used as a basis for making additional detailed recommendations for:

•	Further metallurgical test work

•	Infill and additional definition drilling

•	Geotechnical drilling

•	Site investigation

•	Infrastructure development

•	Environmental baseline studies

•	Mining method evaluation

•	Processing option tradeoffs and resource characterization

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21	REFERENCES

Corbett, G.J. and Leach, T.M. (1997); Southwest Pacific rim gold-copper systems: Short Course Manual.

Diakow, L.J., and Webster, I.C.L. (1994): Geology of the Fawnie Creek Map Area (93F/3); in Geological Fieldwork 1993, Grant, B and Newell, J.M., Editors, B.C. Ministry of Energy Mines, and Petroleum Resources, Paper 1994-1, pages 15-26.

Diakow, L.J. and V.M. Levson (1997): Bedrock and Surfical Geology of the Southern Nechako Plateau, Central British Columbia (93F/2,3,6,7), Geoscience Map 1997-2. (Map)

Diakow, L.J., Webster, I.C.L., Richards, T.A. and Tipper, H.W. (1997): Geology of the Fawnie and Nechako Ranges, Southern Nechako Plateau, Central British Columbia (93F/2,3,6,7); in Interior Plateau Geoscience Project: Summary of Geological, Geochemical and Geophysical Studies, Newell, J.M. and Diakow L.G., Editors. B.C. Ministry of Employment and Investment, Paper 1997-2.

Friedman, R.M., Diakow, L.J., Lane, R.A., and Mortensen, J.K. (2001): New U-Pb age constraints on latest Cretaceous magmatism and associated mineralization in the Fawnie Range, Nechako Plateau, central British Columbia: Canadian Journal of Earth Sciences, vol. 38: pp. 619-637

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22	DATE AND SIGNATURE PAGE

The effective date of this Technical report, entitled “Technical Report, Blackwater Gold Project” is March 2, 2011, readdressed June 6, 2011.

/s/ Ronald G. SImpson

___________________________________

Ronald G. Simpson, P.Geo.

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Certificate of Author – Ronald G. Simpson, P.Geo.

I, Ronald G. Simpson, P.Geo, residing at 1975 Stephens St., Vancouver, British Columbia, V6K 4M7, do hereby certify that:

1.	I am president of GeoSim Services Inc.

2.	This certificate applies to the Technical Report entitled “Technical Report, Blackwater Gold Project, British Columbia, Canada”, dated March 2, 2011 and readdressed June 6, 2011.

3.
I graduated with an Honours Degree of Bachelor of Science in Geology from the University of British Columbia in 1975. I have practiced my profession continuously since 1975. My relevant experience is as follows:

•	1975-1993: Geologist employed by several mining/exploration companies including Cominco Ltd., Bethlehem Copper Corporation, E & B Explorations Ltd, Mascot Gold Mines Ltd., and Homestake Canada Inc.
•	1993-1999: Self employed geological consultant specializing in resource estimation and geomatics.
•	1999 – Present: President, GeoSim Services Inc.

4.
I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registered Professional Geoscientist, No. 19513) and a Fellow of the Geological Association of Canada. I am a “qualified person” for the purposes of National Instrument 43-101 (“NI 43-101”) due to my experience and current affiliation with a professional organization as defined in NI 43-101.

5.	I have visited the property that is the subject of the Technical Report on December 13, 2010.

6.	I am independent of the issuer, New Gold Inc., applying all of the tests in section 1.4 of NI 43 101.

7.	I have had no prior involvement with the property that is the subject of the Technical Report.

8.	I am responsible for the preparation of all sections of the Technical Report.

9.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

DATED this 6th day of June, 2011

/s/ Ronald G. Simpson

Ronald G. Simpson, P.Geo.